Exhibit 99.1

Atour Lifestyle Holdings Limited to Report Fourth Quarter and Full Year 2025 Financial Results on March 17, 2026

SHANGHAI, March 3, 2026 /GlobeNewswire/ -- Atour Lifestyle Holdings Limited (“Atour” or the “Company”) (NASDAQ: ATAT), a leading lifestyle group in China, today announced that it will report its unaudited financial results for the fourth quarter and full year 2025 on Tuesday, March 17, 2026, before the U.S. markets open.

The Company will host a conference call at 7:00 AM U.S. Eastern time on Tuesday, March 17, 2026 (or 7:00 PM Beijing/Hong Kong time on the same day).

A live webcast of the conference call will be available on the Company’s investor relations website at https://ir.yaduo.com, and a replay of the webcast will be available following the session.

For participants who wish to join the conference call via telephone, please pre-register using the link provided below. Upon registering, each participant will receive a set of participant dial-in numbers and a personal PIN to join the conference call.

Details for the conference call are as follows:

Event Title: Atour Fourth Quarter and Full Year 2025 Earnings Conference Call

Pre-registration Link: https://register-conf.media-server.com/register/BI31476e4d82814901b2dc7042f58c50b2

About Atour Lifestyle Holdings Limited

Atour Lifestyle Holdings Limited (NASDAQ: ATAT) is a leading lifestyle group in China that operates both hospitality and retail businesses. As a leader in quality living, Atour is dedicated to creating an intimate ambiance where people can warmly connect. Guided by its people-serving philosophy, Atour continuously refines its products and services to curate exceptional experiences for every user.

For more information, please visit https://ir.yaduo.com.

Investor Relations Contact

Atour Lifestyle Holdings Limited

Email: ir@yaduo.com

Christensen Advisory

Email: atour@christensencomms.com

Tel: +86-10-5900-1548